

April 27, 2011

Via E-mail
Mr. Bennett L. Nussbaum
Senior Vice President and Chief Financial Officer
Winn-Dixie Stores, Inc.
5050 Edgewood Court
Jacksonville, Florida 32254-3699

> **Re:** **Winn-Dixie Stores, Inc.**
> **Form 10-K for the Year Ended June 30, 2010**
> **Filed August 30, 2010**
> **File No. 1-03657**

Dear Mr. Nussbaum:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Fiscal 2010, Comprised of 53 Weeks, as Compared to Fiscal 2009, Comprised of 52 Weeks, page 15

1. We note your disclosure in this heading and in the narrative analysis of results of operations that fiscal 2010 contained an extra week as compared to fiscal 2009. While you have indicated that this extra week resulted in some level of increase to each line item on the face of your statements of operations, you have not quantified the amount of increase resulting from this additional week. When listing multiple factors that contributed to fluctuations in your results of operations, please quantify the impact of

each factor, including the impact of the extra week, as we believe this provides important context to your readers in understanding the relative significance of each factor that you discuss. Please apply this comment to all future periodic filings, including any Form 10-Q that compares unequal periods.

Item 8. Financial Statements and Supplementary Data, page 26

Notes to Consolidated Financial Statements, page 33

Note 1. Summary of Significant Accounting Policies and Other Matters, page 33

Business Reporting Segments, page 33

2. We note your disclosures under this heading and have the following comments:

- You indicate that your operations are within one reportable segment. Please tell us, and revise future filings to provide, the disclosures required by ASC 280-10-50-21(a). Specifically, you should clarify whether your segments are organized around types of products and services, geographic areas, or another basis, and you should clearly state whether operating segments have been aggregated.

- We note your statement that net sales primarily relate to grocery and supermarket items. Given the disclosure requirement of ASC 280-10-50-40 to disclose revenue for each group of similar products and services, your category of grocery and supermarket items appears overly broad. For example, prepared foods typically have a significantly higher gross margin and significantly shorter life than canned foods, and perishable items generally have a higher gross margin and shorter life than non-perishable items. Please explain to us in reasonable detail how you analyzed the characteristics of the different types of products that you sell when grouping such products into categories for the purpose of this disclosure.

- We note your statement that sales from your pharmacy, fuel and floral departments comprised approximately 10% of retail sales in the aggregate for all periods reported. Please tell us how "retail sales" differ from the "net sales" presented on the face of your statements of operations, and clarify this matter in future filings. Additionally, please tell us the percentage of net sales that each of these departments comprised for each of the three years presented in your financial statements, and based on those percentages, explain to us in more detail how you considered whether disclosing these percentages would provide useful information to your investors. For example, if pharmacy comprises virtually all of the aggregate 10%, it appears that this would be important information to disclose to your investors that is not clear from your current disclosure.

- It appears that your number of liquor stores has increased from 63 stores at June 25, 2008 to 80 stores at June 30, 2010. When considering the disclosures requirements of ASC 280-10-50-40, please tell us how you considered disclosing revenue from liquor stores as this appears to be a separate product line. In this regard, we note that while liquor stores are discussed in the description of your business earlier in this filing, they are not discussed within this footnote.

Cost of Sales, page 36

3. Your disclosures under this heading appear to indicate that depreciation and amortization expense is excluded from cost of sales. If this is the case, please revise the cost of sales line item on the face of your consolidated statements of operations to indicate that cost of sales excludes depreciation and amortization, and tell us how you considered presenting depreciation and amortization as a separate line item on the face of your statements of operations. Refer to SAB Topic 11:B. Alternatively, if depreciation and amortization expense is included in your cost of sales line item, please revise your description of cost of sales to clarify this matter.

Note 6. Impairment Charges, page 39

4. Please revise future periodic filings to provide a description of the long-lived assets that were impaired during the periods presented and the facts and circumstances leading to the impairment. Refer to ASC 360-10-50-2(a). Please show us what this disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief